444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2023-07

PolyMet Mining reports results for period ended March 31, 2023

St. Paul, Minn., May 11, 2023 - PolyMet Mining Corp. ("PolyMet" or the "company") TSX: POM; NYSE American: PLM, today reports its financial results for the period ended March 31, 2023 and provides a business update.

The company achieved three major milestones during the period:

  Closed on the joint venture agreement (the "Joint Venture") with Teck Resources Limited ("Teck"). Under the Joint Venture, named NewRange Copper Nickel LLC ("NewRange Copper Nickel"), the NorthMet and Mesaba deposits containing high-demand copper, nickel, cobalt and platinum group metals (PGM) are under single management with PolyMet and Teck each holding a 50% interest. NorthMet and Mesaba represent two of the largest undeveloped clean energy mineral resources globally. The partners committed to an initial work program for NewRange Copper Nickel with an estimated budget of $170M to, among other things, maintain permits, update feasibility study estimates, and undertake detailed engineering to position NorthMet for a development decision following permit clearances;

  Completed an offering of rights to holders of common shares of the company raising approximately $195M in gross proceeds (the "Rights Offering") to fund PolyMet's share of the above-named work program for NewRange Copper Nickel and certain other corporate activities, including repayment of Glencore AG ("Glencore") indebtedness. The Rights Offering was fully backstopped by Glencore, which now holds approximately 82% of PolyMet shares; and

  Completed the Permit to Mine contested case hearing on the effectiveness of bentonite clay at the tailings impoundment. The Administrative Law Judge in the case has indicated his intention to rule on the matter by late summer. The Permit to Mine is one of only three permits remaining on hold for additional process. Decisions are pending on all three permits.

Key Balance Sheet Statistics

(In '000 US dollars)

	March 31, 2023	December 31, 2022
Cash	$9,849	$11,046
Working capital [1]	(91,218)	(86,386)
Total assets	459,636	492,853
Total liabilities	136,171	164,679
Shareholders' equity	$323,465	$328,174

1 Deficiency as at March 31, 2023 primarily due to the $87.6 million convertible debt and $10.3 million promissory note with Glencore due upon closing of the Rights Offering. The Rights Offering closed April 6, 2023 and all debt was fully repaid with the proceeds. The company estimates that it had approximately $100 million in available funds after Rights Offering costs and debt repayment. Further, Glencore has committed to provide financial support to enable the company to continue its business operations through at least March 31, 2024.

Key Income and Cash Flow Statement Statistics

(in '000 US dollars, except per share amounts)

	Three months ended March 31, 2023	Three months ended March 31, 2022
Operations expense	$5,727	$3,808
Other expenses/(income):
Debt accretion and interest	3,515	2,026
Loss on refinancing	-	1,598
Rehabilitation accretion	431	480
Gain on financial asset fair value	-	(152)
(Gain)/loss on restricted deposits	(838)	837
Gain on NewRange transaction	(8,535)	-
NewRange transaction costs	4,825	-
Other finance costs - net	158	5

Total Loss:	5,283	8,602
Total Loss ($/share)	0.05	0.08

Cash (provided by) used in investing activities	$(7,445)	$2,162

Weighted average shares outstanding	101,707,181	101,428,723

  Loss for the three months ended March 31, 2023 was $5.3 million compared with $8.6 million for the prior year. The decrease was primarily due to a gain on the NewRange Copper Nickel transaction partially offset by transaction costs necessary to close.
  Cash provided by investing activities for the three months ended March 31, 2023 was $7.4 million compared with cash used of $2.2 million for the prior year. The increase in cash provided was primarily due to proceeds received in connection with the NewRange Copper Nickel transaction.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards. All amounts are in U.S. dollars. Copies can be obtained free of charge by contacting the company at 444 Cedar Street, Suite 2060, St. Paul, MN 55101, or by e-mail at info@polymetmining.com. Project developments described above are derived from these documents and should be read in conjunction with them.

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About PolyMet

PolyMet Mining Corp. is a mine development company holding a 50% interest in NewRange Copper Nickel LLC, a joint venture with Teck Resources Limited. NewRange Copper Nickel holds the NorthMet and Mesaba copper, nickel, cobalt and platinum group metal (PGM) deposits, two globally significant clean energy mineral resources located in the Duluth Complex in northeast Minnesota. The Duluth Complex is one of the world's major, undeveloped copper, nickel and PGM metal mining regions. NorthMet is the first large-scale project to have received permits within the Duluth Complex. For more information: www.polymetmining.com

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events including, but not limited to, statements with respect to the anticipated benefits of the 50/50 joint venture and the company's expectations with respect to the future development of NorthMet and Mesaba. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, among other things, receipt of regulatory approvals, timing of closing, the outcome of the development of the NorthMet and Mesaba projects, and the outcome of any financing required to raise the funds for PolyMet's share of the initial work program and Glencore's funding commitment. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update (except as required by law) forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2022, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.